SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                 Charles River Laboratories International, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    159864107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP NO.      159864107           SCHEDULE 13D           PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,657,695
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      4,657,695
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,657,695
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      159864107           SCHEDULE 13D           PAGE 3 OF 6 PAGES
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Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value per share, of Charles River Laboratories International, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 251 Ballardvale Street, Wilmington, Massachusetts 01887.

Item 2.       Identity and Background.

        (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control, including but not limited to, 270,182 Shares (the "SP13 Shares") held in Segregated Portfolio 13 ("SP13"), a managed account for which the Reporting Person serves as investment manager. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

        (b) The principal business address of the Reporting Person and the Principals is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

        (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

        (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

       The 4,657,695 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately
$148.7 million.  The



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CUSIP NO.      159864107           SCHEDULE 13D           PAGE 4 OF 6 PAGES
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Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

        The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. On June 3rd, 2010, representatives of the Reporting Person met with representatives of the Issuer including the Chairman, President & CEO of the Issuer and the Chairman & CEO of WuXi PharmaTech (Cayman) Inc. ("WuXi") in the Reporting Person's offices to discuss the Issuer's proposed acquisition of WuXi. In a letter sent today to the Issuer and attached as Exhibit B, the Reporting Person stated its belief that the proposed WuXi acquisition is suboptimal for the Issuer's shareholders and its intention to vote against the issuance of the Issuer's shares required to complete such acquisition.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, board compensation, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 66,191,029 Shares outstanding, which is the total number of Shares outstanding as of April 15, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed on April 29, 2010 for the period ended March 27, 2010.

       As of the close of business on June 4, 2010, the Reporting Person may be deemed to beneficially own 4,657,695 Shares constituting approximately 7.0% of the Shares outstanding.


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CUSIP NO.      159864107           SCHEDULE 13D           PAGE 5 OF 6 PAGES
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        (b) The Reporting Person has sole voting and dispositive powers over the
4,657,695 Shares, which powers are exercised by the Principals. Notwithstanding the foregoing, pursuant to a Subadvisory Agreement with SP13, in certain circumstances SP13 has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the SP13 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

        (c) Information concerning transaction in the Shares effected by the Reporting Person during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.


Item 7.       Material to be Filed as Exhibits.

    1.   Exhibit A: Transactions In The Issuer During The Last 60 Days

    2.   Exhibit B: Letter to James C. Foster dated June 7, 2010


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CUSIP NO.      159864107          SCHEDULE 13D            PAGE 6 OF 6 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 7, 2010



                                                JANA PARTNERS LLC


                                                By: /s/ Jennifer Fanjiang
                                                -------------------------
                                                Name:  Jennifer Fanjiang
                                                Title: Deputy General Counsel